TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

GRUPO TMM REPORTS FIRST QUARTER 2025 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

First Quarter 2025 Results Include:

o	Shareholders’ Equity of $2,156.0 million
o	Consolidated revenues increased 41.5% compared to the same period last year
o	Net income of $46.3 million

Mexico City, March 5, 2025 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the first quarter 2025.
Vanessa Serrano Cuevas, Chairwoman of the Board of Grupo TMM, commented:
“Our results demonstrate our commitment to creating shareholder value and strengthening investor confidence, while building a stronger and more profitable financial and operational future.
During the first quarter, we achieved significant milestones, including the launch of our new floating dock and new logistics contracts, in line with our goal of service diversification.
Key Achievements during First Quarter 2025
Maritime Transportation:
The five specialized vessels (Mud Vessels) serving Mexico’s offshore industry, operated with over 90% productivity; additionally, we extended a contract for transporting refined petroleum products with a product tanker vessel.
Maritime Infrastructure:
In February 2025, we began operating the new floating dry-dock, which can service vessels up to 6,000 tons of lift capacity, reinforcing our outlined growth prospects.
Logistics:
We increased service volumes with certain clients by 28% compared to the same period last year. In the Intermodal Terminal business, we signed a new contract with a shipping company, which will boost both revenue and profitability. We also successfully completed the first phase of the Master Maintenance Program, enhancing our operational capacity in storage, dispatch, and auto parts hauling.”
Consolidated Financial Results
Revenues:
•	Q1 2025: $486.9 million (+41.5% vs. Q1 2024).
Operating Income:
•	Q1 2025: $65.3 million (+136.0% vs. Q1 2024).
EBITDA:
•	Q1 2025: $88.9 million (+45.1% vs. Q1 2024).

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2025	2024

Cash and cash in banks available	264.2	207.1
Accounts receivable – Net	947.5	711.5
Other accounts receivable	285.6	235.2
Taxes to be recovered	195.2	195.2
Prepaid expenses and others current assets	43.4	37.2
Total current assets	1,736.0	1,386.2
Taxes to be recovered long term	46.2	63.0
Property, machinery and, equipment	3,007.8	2,377.6
Cumulative Depreciation	(127.0)	(108.9)
Property, machinery and, equipment – Net	2,880.8	2,268.8
Rights of use	63.7	67.2
Other assets	208.2	206.7
Total assets	4,934.9	3,991.9
Bank loans and current maturities of long-term liabilities	311.2	260.6
Leases short-term	25.6	22.4
Suppliers	339.2	370.4
Other accounts payable and accrued expenses	733.6	588.4
Total current liabilities	1,409.6	1,241.8
Bank loans	1,108.5	374.7
Leases long-term	56.7	60.2
Deferred taxes	129.6	130.7
Other long-term liabilities	74.5	74.8
Total long-term liabilities	1,369.3	640.3
Total liabilities	2,778.9	1,882.1
Total stockholders´ equity	2,156.0	2,109.8
Total liabilities and stockholders´ equity	4,934.9	3,991.9

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended
	March 31,
	2025	2024

Maritime	391.5	192.1
Inland Logistics	20.1	24.5
Warehousing Services	15.8	35.2
Maritime Infrastructure	59.4	92.4
Revenue from freight and services	486.9	344.1
Maritime	(282.0)	(167.2)
Inland Logistics	(17.6)	(19.9)
Warehousing Services	(33.2)	(29.8)
Maritime Infrastructure	(43.4)	(61.6)
Cost of freight and services	(376.2)	(278.4)
Maritime	(13.8)	(10.7)
Inland Logistics	(4.0)	(2.4)
Warehousing Services	(2.0)	(18.0)
Maritime Infrastructure	(3.3)	(2.0)
Depreciation and amortization	(23.1)	(33.1)
Maritime	95.7	14.3
Inland Logistics	(1.5)	2.2
Warehousing Services	(19.4)	(12.5)
Maritime Infrastructure	12.7	28.7
Results by business	87.5	32.6
Corporate expenses	(15.2)	(13.8)
Corporate depreciation and amortization	(0.5)	(0.5)
Non-recurring (expenses) income	(6.6)	9.3
Operating (loss) gain	65.3	27.7
Financial (expenses) income - Net	(27.3)	(6.8)
Leases financial expenses	(2.8)	(5.2)
Exchange gain (loss) - Net	11.0	(5.8)
Net financial cost	(19.0)	(17.9)
(loss) gain before taxes	46.2	9.7
Provision for taxes	0.0	0.0

Net (loss) gain for the period	46.2	9.7

Attributable to:
Minority interest	(0.0)	(0.0)
Equity holders of GTMM, S.A.B.	46.3	9.7

Weighted average outstanding shares (millions)	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.26	0.06

Outstanding shares at end of period (millions)	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.26	0.06

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended
	March 31,
	2025	2024

Net gain (loss) for the period	46.2	9.7
Depreciation & amortization	23.7	33.6
Deferred taxes	(1.1)	(1.7)
Other non-cash items	28.7	19.4
Total non-cash items	51.3	51.3
Changes in assets & liabilities	(164.9)	1.6
Total adjustments	(113.6)	52.9
Net cash provided by (used in) operating activities	(67.4)	62.6

Proceeds from sale of assets	0.8	0.4
Payments for purchase of assets	(634.5)	(102.7)
Net cash provided by (used in) investment activities	(633.7)	(102.4)

Short-term borrowings (net)	(40.4)	(4.1)
Repayment of leases	(3.0)	(14.4)
Proceeds from (repayment of) long-term debt	805.0	(0.8)
Net cash provided by (used in) financing activities	761.6	(19.3)
Exchange effect on cash	(3.4)	2.3
Net increase (decrease) in cash	57.1	(56.8)
Cash at beginning of period	207.1	100.0
Cash at end of period	264.2	43.2

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.